CHINA FOOD AND BEVERAGE ACQUISITION CORP.

27th Floor, Profit Plaza

No.76 West HuangPu Road

Guangzhou, PRC 510000

March 16, 2010

John Reynolds

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

China Food and Beverage Acquisition Corp. (the “Company”)

Form 10-12(g)

Filed November 25, 2009

File No. 000-53840

Dear Mr. Reynolds:

This letter is in response to the comments contained in the Staff’s letter to China Food and Beverage Acquisition Corp. (the “Company”), concerning Form 10-12(g) (the “Original Registration Statement”), and dated December 24, 2009 (the “Comment Letter”). We have filed an amendment to the Original Registration Statement (“Amendment No. 1”) concurrent with this letter incorporating and/or responding to the requested changes.

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter. Please note that we have not changed the page numbers in the headings or comments from the Comment Letter, but the page numbers referred to in our responses below refer to the enclosed Amendment No. 1.

On behalf of the Company, the following are our responses to the Staff’s comments:

General

1.

Based upon the number of record holders, we note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10, including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed.

RESPONSE:

The Company has chosen to address the Staff’s comments without withdrawing its Form 10 and understands that as of January 25, 2010, the Original Registration Statement on Form 10 was automatically deemed effective and it is subject to the reporting requirements under Section 13(a) of the Exchange Act.

Explanatory Note

2.

Please revise to indicate that you are voluntarily registering your common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934.

RESPONSE:

In response to the Staff’s comment, the Company has revised the language of the Explanatory Note to reflect its voluntary registration of its Common Stock.

Item 1. Business, page 1

Business Development, page 1

3.

We note your statement that “the company reserves the right, however, to complete a business combination with a company in any industry, whether or not real estate.” Please revise or advise, as your disclosure indicates that the company intends to seek a merger in the food and beverage industry.

RESPONSE:

In response to the Staff’s comment, the Company has revised the language in the Business section to reflect its intention to seek a merger in the food and beverage industry.

4.

You state in this Section that December 31 is your fiscal year end. However, your audited financial statements are for the fiscal year September 30, 2009. Please reconcile the disclosure or advise.

RESPONSE:

The fiscal year end of the Company is December 31.  The Company, in the Original Registration Statement, provided audited financial statements for the period ended September 30, 2009 in accordance with Rule 8-08 of Regulation S-X which provides that smaller reporting companies may file an audited balance sheet as of the end of each of the two most fiscal years, or as of a date within 135 days if the issuer has existed for a period of less than one fiscal year, and audited statements of income, cash flows and changes in stockholder’s equity for each of the two fiscal years preceding the date of the most recent audited balance sheet, or such shorter period as the registrant has been in business.  The Company has filed updated financial statements as of its most recent fiscal year end, December 31, 2009, in the Amendment No. 1 filed together with this letter.

Form of Acquisition, page 2

5.

We note your disclosure stating that your officers and directors will devote “very limited time” to the company “until the acquisition of a successful business opportunity has been identified.” Please revise to disclose the specific amount of time management will devote to the company each week.

RESPONSE:

Our sole officer and director is employed on a full-time basis by another entity and believes that the specific amount of time that it will devote to the Company may vary from week to week or even day to day, and therefore the specific amount of time that management will devote to the Company on a weekly basis cannot be ascertained with any level of certainty.  In response to the Staff’s comment, the Company has revised its disclosure to explain as such and that in all cases, management intends to spend as much time as is necessary to exercise its fiduciary duties as officer and director of the Company.

Item 1A. Risk Factors, page 3

6.

We note your statements that you have “only minimal assets” or “no significant assets” but your financial statements indicate that you have no assets as of September 30, 2009. Please revise your statements to more accurately indicate that you have no assets.

RESPONSE:

In response to the Staff’s comment, the Company has revised is statements to reflect that the Company has no assets as of December 31, 2009, the date of the financial statements filed with the Amendment No. 1.

7.

We note a number of risk factors indicate that “management has not identified any particular industry…for evaluation.” Please revise as appropriate.

RESPONSE:

In response to the Staff’s comment, the Company has revised its risk factors to discuss that management intends to effect a business combination with a company in the food and beverage industry, but also that it will not limit any target companies to this specific industry or any other industry.

Management’s Discussion and Analysis of Financial Conditions and Results of Operation, page 10

8.

We note your statement that you “will be able to meet these costs through use of funds in our treasury.” Please clarify what is meant by this statement. We note that you have no cash on hand as of September 30, 2009.

RESPONSE:

In response to the Staff’s comment, the Company has revised its statements to clarify that although it does not have funds in its treasury as of December 31, 2009 and as of the date of the filing of the Amendment No.1, it expects to meet its costs through third party advances and funds to be loaned by or invested in the Company by its stockholders, management or other investors.

9.

We also note your statement that “our management believes there are numerous firms seeking even the limited additional capital which we will have…” Please clarify what you mean by this statement. We note you do not have any cash or current assets as of September 30, 2009.

RESPONSE:

In response to the Staff’s comment, the Company has revised its statement to provide that “our management believes there are numerous firms seeking the benefits of a business combination with an SEC reporting company.”

Security Ownership of Certain Beneficial Owners and Management, page 11

10.

Supplementally advise us of any arrangements which may at a subsequent date result in change in control of the registrant.

RESPONSE:

The Company has no arrangements which may which may at a subsequent date result in a change in control of the Company.

Directors and Executive Officers, page 11

11.

Please revise to indicate the date when Chen Yi Quan became an officer and director of the Company.

RESPONSE:

In response to the Staff’s comment, the Company has revised Chen Yi Quan’s biography to reflect the date on which he became an officer and director of the Company.

12.

In the paragraph describing Chen Yi Quan’s business experience, please revise to provide a more robust description of the nature of the responsibilities undertaken by Mr. Quan in his positions at GuangDong Guo Sun Telecommunications Co. Ltd., including the position as Director of Operational Management.

RESPONSE:

In response to the Staff’s comment, the Company has revised Chen Yi Quan’s biography to include a more expansive description of Mr. Chen’s responsibilities at GuangDong Guo Sun Telecommunications Co. Ltd.

13.

Please revise to provide the disclosure required by Item 401(g) of Regulation S-K. We may have further comment.

RESPONSE:

Item 401(g) requires that the Company describe, with respect to any promoter or control person any of the events enumerated in Item 401(f) of Regulations S-K that occurred during the past five years and that are material to a voting or investment decision.  Mr. Chen Yi Quan has not been involved in a federal bankruptcy proceeding, convicted in a criminal proceeding, subject to any judgment preventing him from trading stock in any capacity, participating in any type of business practice, or engaging in any type of activity concerning the purchase or sale of any security under Federal or State securities laws or Commodities law.  Neither Item 401(f) nor 401(g) of Regulation S-K require a statement to the effect that the control person has not been involved in any of the events enumerated in Item 401(f) and therefore the Company feels that there is no additional revision or disclosures required.

Executive Compensation, page 12

14.

Please revise the introductory paragraph to indicate that the compensation discussion addresses all compensation awarded to, earned by, or paid to the Company’s named executive officer.

RESPONSE:

In response to the Staff’s comment, the Company has revised its introductory paragraph to reflect that the paragraph refers to all compensation awarded to, earned by, or paid to the Company’s named executive officer.

Certain Relationships and Related Transactions, and Director Independence

15.

Please include in this section or cross reference, the information required by Items 404 and 407(a) of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, the Company has revised this section to provide for the relationship between the Company’s sole shareholders and sole officer and director.  Additionally, the Company has provided the information required by Item 407(a) of Regulation S-K.

16.

Please revise to include the disclosure required by Item 404(c) of Regulation S-K regarding promoters.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure to provide the information required by Item 404(c).

Recent Sale of Unregistered Securities, page 13

17.

Please revise to state Chen Yi Quan’s relationship to Trade Proper Limited.

RESPONSE:

In response to the Staff’s comment, the Company has added a section to reflect Chen Yi Quan’s status as the Secretary and Director of Trade Prosper Limited.

Report of Independent Registered Public Accounting Firm, Page F-2

18.

We note that Beijing Trust Certified Public Accountants, Co., Ltd. serves as your principal auditor. The audit firm Beijing Trust Certified Public Accountants, Co., Ltd. is not recognized by the staff of the SEC. Foreign auditors that wish to practice before the SEC are expected to demonstrate their knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC requirements prior to including their audit reports in SEC filings. The demonstration of an auditor’s knowledge and experience in advance of filing generally applies to all financial statements presented in SEC filings. Please note that registration with the PCAOB does not supersede existing means by which a firm demonstrates its knowledge and experience in applying US GAAP, PCAOB Standards, SEC financial reporting rules and SEC independence requirements. Please refer to the paragraph referring to audits of foreign private issuers under Section V. Audit Reports and Auditors, Subsection K. Location of the Auditor, of the Internal Reporting and Disclosure Issues Outline available at our website at the following location for additional information: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P313 42976

We may be unable to accept a report issued by Beijing Trust Certified Public Accountants, Co., Ltd. until the firm has demonstrated this knowledge and experience to the Office of the Chief Accountant. In order to begin this process, Beijing Trust Certified Public Accountants, Co., Ltd. should inquire with Kevin Stout in the Office of the Chief Accountant (202-551-5930) and request the information to being this process. Upon receipt of this request, the Office of the Chief Accountant will provide a letter outlining the steps and information necessary to complete the review. Please advise us of Beijing Trust Certified Public Accountants, Co., Ltd.’s plans to complete this process.

RESPONSE:

As of February 22, 2010, the Company has dismissed Beijing Trust Certified Public Accountants, Co. Ltd as its independent public accounting firm and as of February 22, 2010, has engaged Friedman LLP as its independent public accounting firm, a U.S. based audit firm with extensive experience before the SEC.

Statement of Stockholders Deficit, page F-5

19.

Your financial statements do not appear to reflect the issuance of shares at your inception. Please revise, or explain the reasons for this omission to us.

RESPONSE:

There was no share issuance at the Company’s inception.  The Company issued shares to Trade Prosper Limited pursuant to a Stock Purchase Agreement dated October 14, 2010, subsequent to the period reported in the financial statements and included in the Original Registration Statement, therefore the issuance of shares would not have been reflected on the Company’s Statement of Stockholders Deficit at that time.  The issuance of the shares is reflected in the financial statements filed with the Amendment No. 1.

Note 5. Income Tax, page F-9

20.

In your footnote, you state that you have recorded a valuation allowance. You also state in your discussion of net operating losses in Note 6 that the Company has a net operating loss carry-forward of $15,532 at September 30, 2009. The table in Note 5, however, shows no net operating tax carry-forward or valuation allowance. Please revise your table or explain the reasons for this omission to use.

RESPONSE:

The Company has provided updated financial statements for the year ended December 31, 2009, which includes accurate information regarding the Company’s net operating loss carry-forward as of this period.

As requested, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (the “Commission”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law of the United States.

Thank you for your attention to this matter. We look forward to hearing from you. Direct questions or questions for clarification of matters addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. of Feldman LLP at (212) 869-7000 or by fax at (212) 997-4242.

Sincerely,

China Food and Beverage Acquisition Corp.

By: /s/ Chen Yi Quan__________________

Chen Yi Quan

President